October 27, 2005

VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0309

Attn: Carmen Moncada-Terry

Re:	CNX Gas Corporation Registration Statement on Form S-1 Filed August 12, 2005 File No. 333-127483, as amended by Amendment No. 1 to the Form S-1 as filed on September 28, 2005, as further amended by Amendment No. 2 to the Form S-1 as filed on the date hereof

Ladies and Gentlemen:

On behalf of CNX Gas Corporation (“CNX Gas” or the “Company”) and pursuant to Regulation S-T and the Securities Act of 1933, enclosed for filing via EDGAR is Amendment No. 2 to the above-referenced registration statement. All page references contained in the responses refer to the page numbers in the Amendment, except as otherwise indicated.

The Amendment is being filed in response to the comments received from the Staff in its letter dated October 17, 2005 to CNX Gas and to make other corresponding changes. The Staff’s comments are reproduced in this letter in bold italicized type and are followed by the Company’s responses.

General

1.	We are still considering your response number 3 and may have additional comments.

We note your comment and per our conversation with the Staff, we have supplementally supplied the Staff with the additional information by fax on October 21, 2005.

2.	Ensure that future amendments include the required selling stockholder information.

On behalf of the Company, we have included in the registration statement the information required by Item 507 of Regulation S-K with respect to each selling stockholder, who has advised us to date that they want to be named as a selling stockholder in the registration statement.

3.	Revise your disclosure under the caption “Validity of Shares” to reflect your inclusion of Buchanan Ingersoll, P.C.’s legality opinion as an exhibit.

We have revised the registration statement in accordance with the Staff’s comment.

4.	We cannot locate anywhere in your supplemental response the organizational chart of affiliations. We thus reissue, in part, comment 6, and request that you provide us with the chart. We further request that you clarify your narrative description of contributions received from Consol Energy Inc. pursuant to the Master Lease Agreement.

On behalf of the Company, we have attached an organizational chart of the Company as Exhibit A to this letter.

In response to the second part of the Staff’s comment, on behalf of the Company we have revised the Section titled “Master Separation Agreement — Contribution of Assets; Assumption of Liabilities” on pages 91 and 92 of the registration statement to read as follows:

“Contribution of Assets; Assumption of Liabilities. CONSOL Energy and certain of its affiliates transferred to CNX Gas the assets that are used exclusively in CONSOL Energy’s gas operations and other assets specifically listed in the agreement, subject to some specified exclusions. These assets included in particular coalbed methane and conventional oil and gas rights located in Virginia, Pennsylvania and northern West Virginia. All assets were transferred to CNX Gas on an “as-is-where-is” basis, which means that we bear all the risk of a failure of title on any of the assets. In the event that both CNX Gas and CONSOL Energy have rights under certain contracts, the party that signed the contract will make available the rights and benefits of that contract to the other party, but only to the extent that the contract applies to the other party, and the other party will assume and discharge the liabilities related to those rights and benefits. CNX Gas assumed all of the liabilities related to those assets and the gas operations, even if those liabilities were as a result of activities occurring prior to the effective date of the separation of the businesses and regardless of whether such liabilities were the result of negligence or misconduct on the part of CONSOL Energy, subject to the following allocation of unknown liabilities, if any, asserted in writing by one or more third parties prior to the fifth anniversary following August 8, 2005: we will be responsible for the first $10 million of aggregate unknown liabilities; CONSOL Energy will be responsible for the next $40 million of aggregate unknown liabilities; and we will be responsible for any additional unknown liabilities over $50 million. We will also be responsible for any unknown liabilities which were not asserted in writing during this five year period. Certain excluded liabilities which may have related to gas operations were not assumed by us and we are being indemnified by CONSOL Energy with respect to these. Some of the excluded liabilities may have been incurred by our subsidiaries, which would have to satisfy those liabilities if CONSOL Energy failed to satisfy them.

The coalbed methane and conventional oil and gas rights located in Virginia, Pennsylvania, northern West Virginia and Tennessee held by CNX Gas after our separation from CONSOL Energy represent substantially all of our proved reserves. In addition to the transfers made to CNX Gas in the separation, CONSOL Energy leased to us pursuant to a master lease substantially all other coalbed methane and conventional oil and gas rights that CONSOL Energy and its majority-owned subsidiaries hold in the United States. These leased assets are principally located outside of Virginia, Pennsylvania, northern West Virginia and Tennessee. The master lease provided for a one-time payment of $50,000 at its inception. The master lease has 99-year term and by its terms no royalty is payable under the lease.”

Summary, page 1

5.	Revise the table to include a description of your interests in properties located in Northern Appalachia.

On behalf of the Company we respectfully submit that the Company does not have any joint venture properties in Northern Appalachia. On behalf of the Company, we have revised the table on page 3 to reflect this fact.

Management’s Discussion and Analysis, page 26

Liquidity and Capital Resources, page 50

Contractual Commitments, page 51

6.	We have read your response to prior comment 14, in which you indicate that although you have various purchase commitments with respect to day to day business operations, there is no long term liability recorded on the balance sheet for any such commitment. You were asked to address the purchase commitments and long-term liabilities (which are not necessarily related) that are not currently reflected on your contractual obligation table, but which would ordinarily be required under Regulation S-K, Item 303(a)(5). In addition to your reference to purchase commitments that are not quantified, we note that you report certain long term liabilities on your balance sheet which are not included in your tabular presentation. We reissue prior comment 14.

On behalf of the Company, we have revised the Section titled “Contractual Commitments” on page 51 to read in its entirety as follows:

“Contractual Commitments

The following is a summary of our significant contractual obligations at December 31, 2004 (in thousands). We estimate payments related to these items, net of any applicable reimbursement, related to these items at December 31, 2004 to be as follows:

(In thousands)	Within 1 Year		1-3 Years		3-5 Years		More than 5 Years		Total
Long Term Debt Obligations	$		$		$		$		$
Capital (Finance) Lease Obligations
Operating Lease Obligations		601		969		257		1,034		2,861
Purchase Obligations (a)		1,779								1,779
Other Long-Term Liabilities:
Gas Firm Transportation Obligation		3,654		1,126						4,780
Other Liabilities (b)				10				10,192		10,202
Well Closing Liabilities		378		756		756		6,795		8,685
Postretirement Benefits Other than Pension		6		37		96		2,964		3,103

Total Contractual Obligations		$6,418		$2,898		$1,109		$20,985		$31,410

(a)	We do not have any legally binding obligations for the purchase of goods. Purchases of goods are effected using purchase orders. We do have one agreement for the purchase of services that is enforceable and legally binding, which is included in this table.

(b)	This item represents legal contingencies reflected on the balance sheet for potential settlements of the two cases referenced in footnote 15 of our annual financial statements. Due to the uncertainty surrounding these settlements, it is difficult to predict if and when a payout may take place.

As discussed in “—Critical Accounting Policies” and in the notes to our consolidated annual financial statements included in this prospectus, our determination of these long-term liabilities is calculated annually and is based on several assumptions, including then prevailing conditions, which may change from year to year. In any year, if our assumptions are inaccurate, we could be required to expend greater amounts than anticipated. In particular, for periods after 2005 our estimates may change from the amounts included in the table, and may change significantly, if our assumptions change to reflect changing conditions.”

Financial Statements

General

7.	We understand that your response to prior comment 22 that although you paid a special dividend of $420.2 million to CONSOL Energy in connection with the separation, you do not expect to make any other dividends in the near future and therefore do not believe any pro forma adjustment is necessary. We believe that you should comply with the guidance in SAB Topic 1:B.3, concerning the pro forma requirements applicable in situations where dividends are declared subsequent to the balance sheet date.

On behalf of the Company and in response to the Staff’s comment, we included on page 21 of the registration statement a Capitalization Table and an additional table on page 22 of the registration statement listing the aggregate sales price paid by our stockholders in our August 2005 private placement. These two tables contain the disclosures requested by the Staff with respect to the two material events occurring after the date of the balance sheet (i.e., the sale of our common stock and the special dividend of the sale proceeds).

Business, page 55

Our Relationship with CONSOL Energy, page 59

Relationship with CONSOL Energy and Certain Transactions with Affiliates and Management, page 82

8.	Address how you will determine the fairness of future transactions with CONSOL. We note that intercompany agreements were not the result of arm’s-length negotiations.

On behalf of the Company, in response to the Staff’s comment, we respectfully submit that the procedure for addressing future transactions with CONSOL Energy is expressly addressed in the Company’s charter. The charter provides in Article IX that future agreements and transactions with CONSOL Energy are permitted if approved by a majority of the independent directors of the board or a committee of the board (or by an independent employee delegated to make a decision by these independent directors), by a majority vote of the stockholders other than CONSOL Energy or if fair to the Company. The fairness section in the charter is a virtual verbatim recitation of section 144(a)(3) of the Delaware General Corporation Law. Apart from the complex nature and numerous quantity of the Delaware cases dealing with fairness, fairness is a facts and circumstances determination and the Company does not believe it could set forth a reliable test for this determination.

On page 99 of the registration statement, we have added at the end of “Other Transactions” the following text:

“In the future we may enter into material agreements and transactions with CONSOL Energy in addition to those previously described and the terms of such agreements will be subject to our charter’s conflict of interest provisions. See ‘Description of Capital Stock - Important Information Contained in the Certificate of Incorporation - Corporate Opportunities and Conflicts of Interest.’”

9.	We have read your response to prior comment 25, in which you express the view that your historical financial statements reflect all costs of doing business, and results that are consistent with those that will arise under the contractual arrangements you have established to govern your relationship with CONSOL Energy going forward. You explain that the costs of drilling gob wells were fully allocated to CONSOL Energy as a necessary cost of coal mining, and not on behalf of the gas business. However, we find that where an activity is common to the production of multiple products, the costs of that activity is common to the production of multiple products, the cost of that activity is appropriately allocated to each product. The guidance in SAB Topic 1:B.1 should not be read to suggest that incurring a cost on behalf of another consolidated entity would arise only in situations where the derivation of benefit is mutually exclusive.

Nevertheless, if you are able to provide meaningful disclosure responsive to the guidance in SAB Topic 1:B.1, IRQ2, including your estimate of costs that would have been incurred as an unaffiliated enterprise (i.e. the value of accessing gas via the gob wells), along with your representation that your contractual arrangements are designed to retain the cost structure reflected in your historical financial statements, we will not object to your historical presentation.

On behalf of the Company, in response to the Staff’s comment, we have revised the disclosure regarding gob well drilling costs on page 98 of the registration statement to read as follows:

“CONSOL Energy currently incurs drilling costs related to gob gas production due to the necessity to de-gas coal mines prior to production for safety reasons. We estimate that the historical cost to CONSOL Energy of drilling these wells was as follows: $2.6 million from January 1, 2005 through June 30, 2005, $9.1 million in 2004, $9.3 million in 2003 and $10.7 million in 2002. CNX Gas captures and markets the gas from these wells and, therefore, benefits from this drilling activity, although it is not burdened with the cost to drill gob wells. CNX Gas is responsible for the costs incurred to gather and deliver the gob gas to market. All gob well drilling costs are borne by Consol Energy and only the collection and processing costs are reflected in CNX Gas’s historical financial statements and, as noted above under the caption “Master Cooperation and Safety Agreement—Wells and Capturing Gas”, the master cooperation and safety agreement with CONSOL Energy retains this cost structure after our separation from CONSOL Energy.”

Engineering Comments

Risk Factors, page 10

We need to use unproven technologies to extract coalbed methane…, page 15.

10.	Your response 31 indicates that you use “advanced technologies that are still being developed and tested.” If you have claimed proved reserves whose recovery relies on the success of such technologies, amend your document to remove these volumes.

On behalf of the Company, we respectfully submit that, only six (6) wells that are “utilizing advanced technologies still being developed and tested” were included in our Proved Undeveloped Reserve section of our reserve report dated March 31, 2005. These wells were credited with only 3.816 BCF of our 1093.4 BCF of proved reserves (less than 0.5% of our total proved reserves). We respectfully submit to the Staff that given the limited number of wells and production that utilize this advanced technology, the adjustments requested by the Staff are not significant and immaterial. As such, on behalf of the Company, we suggest that our current disclosure is accurate.

Business, page 55

Productive Wells and Acreage, page 55

11.	Your response 37 indicates that 898 wells are required to develop your proved undeveloped reserves. This is inconsistent with the 2,178 wells indicated by Schlumberger’s “CNS Total PUD” cash flow projection. Please clarify whether the well count difference is those wells included in CONSOL’s ten year mine plan. If so, please amend your risk factors to disclose the fact that you have the drilling of 1,280 wells that is dependent on the mining of coal by CONSOL.

On behalf of the Company, in response to the Staff’s comment, we respectfully submit the following.

The well counts reported on the cash flow summaries for the proved undeveloped reserve category, as prepared by Schlumberger Data and Consulting Services (DCS) using the Aries software package, do not reflect the number of wells required to recover this reserve. As stated on Page 1 of DCS’s report by dated July 5, 2005, which is included in the registration statement: “Well count summaries are not accurate in several of the attached cash flows. The well counts contained on the summary level cash flows for the CNX Totals and Virginia coalbed methane project do not reflect the proper well counts due to the proved reserves and wells associated with the active mine operation.” Aries does not properly account for the number of wells in the proved undeveloped reserve category because of the methodology DCS uses to calculate the proved undeveloped reserves resulting from mining.

The reserves associated with the existing vertical CBM wells in place at the time of the report are included in the developed reserves. The incremental reserves from the increased recovery factor due to mining near some of these wells are included in the undeveloped category. The Aries cash flow well count reflects the Aries cases that are being run to generate the proved undeveloped mine reserves, not the actual wells projected for development. When you run subtraction cases in Aries at the summary level, the program does not properly account for the number of wells.

Additionally, DCS forecasts reserves in the active mine area on a panel and sealed gob area basis, not a per well basis. The gob and sealed gob wells required to develop these reserves are not accounted for in the well counts. The cost to collect, compress and treat this gas, however, is included in the report.

Central Appalachia, page 58

12.	We note your statement, “We drill vertical wells (called “gob wells”) into the gob to extract the additional gas that is released. Approximately 35% of our gas production comes in the form of gob gas.” This seems inconsistent with your statement on page 60, “Approximately 25% of our current gas production is produced as a consequence of coal extraction by CONSOL Energy.” Please amend your document to reconcile these two figures.

On behalf of the Company, in response to the Staff’s comment, we respectfully submit the following.

The gob gas referred to on page 58 includes both active gob gas production associated with the active mining as well as existing gob gas that is being collected from previous mining areas that will continue to produce regardless of future mining activity. The gas comprising the 25% referred to on page 60 only includes gob gas associated with the active mining that is generated during the mining phase and the gas produced from horizontal holes drilled underground during the mining process. Only this 25% is dependent on the continuation of mining operations.

On behalf of the Company, we have revised the reference on page 60 to make this distinction clearer as follows:

“Approximately 25% of our current gas production is produced as a consequence of coal extraction by CONSOL Energy (not including another approximately 10% of our production that is associated with previous mining areas that continue to produce regardless of future mining activity).”

Development Wells, page 61

13.	We note that you drilled 27 net development wells in the three months ending March 31, 2005, and your proved development reserves increased 125 BCFE (=520 BCFE-395 BCFE) over the same period. Please provide to us technical support for the apparent proved developed reserves of 4.6 BCFE per well.

On behalf of the Company, in response to the Staff’s comment, we respectfully submit the following.

There was not a significant change to the total proved reserves between the December 31, 2004 and March 31, 2005 reserve reports; however, the distribution between proved developed and proved undeveloped reserves did change. This is due to the following factors:

1.	The reserve life of reserves which we refer to as “Buchanan Production Company” (BPC) reserves was increased from 30 years to 65 years. This change was made to become consistent with the longer reserve life already being used for the reserves which we refer to as “Pocahontas Gas Partnership” (PGP) reserves, and also to reflect a reserve life consistent with other operators in the Appalachian Basin. This reserve life change increased both the developed and undeveloped BPC reserves. The resulting net proved developed reserve increase is approximately 25 BCF in the Virginia CBM properties.

2.	Approximately 27 wells were added to the developed category due to activity during the first quarter of 2005. These wells added approximately 11 BCF of net proved developed reserves.

3.	The remainder of the proved developed reserve increase is the result of revisions to the forecasts for the vertical CBM wells. The bulk of this change is due to the difference in reserve forecasting methodologies between DCS and Ralph E. Davis Associates on the PGP properties. At year end 2004, Ralph E. Davis Associates used a final ending exponential decline rate of 7.5% for vertical CBM wells on the PGP properties while DCS used 4% for the corresponding rate at BPC. In the March 31, 2005 report, DCS changed all of the vertical CBM wells to 4% for their final exponential rate. They feel this ending decline rate is justified based on the performance of the older 80 acre wells in the project, the performance of other CBM wells in the Appalachian Basin, and has confirmed this using simulation models. While this forecast change results in an increase in proved developed reserves, the total proved reserves did not have the expected corresponding increase. They believe the developed producing wells are capable of recovering the current forecasted gas volumes through time at their current condition, and mining and infill drilling activities result in acceleration of the existing reserves as well as additional recovery. However, their estimates of incremental reserves associated with mining and infill drilling are significantly less than the Ralph E. Davis Associates year-end values. Based on the difference between the two forecasting methodologies for the undeveloped mine reserves and the 40 acre infill undeveloped wells, the overall total proved recovery factor used by DCS is slightly less than the Ralph E. Davis Associates value.

We have noted the Staff’s request relating to the submission of a “Tandy” letter prior to effectiveness. We have advised the Company that in this regard that it should provide such letter to the Staff with its acceleration request. Please note, that except as otherwise noted in this letter, the information provided in response to the Staff’s comments has been supplied by the Company. Any questions regarding this letter or Amendment No. 2 should be directed to me at (412) 562-8811 or Lewis U. Davis at (412) 562-8953 of this office.

Sincerely,

Jeremiah G. Garvey

JGG/mg

Enclosures

cc:	Nicholas J. DeIuliis

Stephen W. Johnson, Esq.

P. Jerome Richey, Esq.

Mark Zvonkovic, Esq.

Lewis U. Davis, Jr., Esq

EXHIBIT A